Exhibit 99.1

                        Commtouch Reports Q3 2002 Results

MOUNTAIN VIEW,  Calif.--(BUSINESS  WIRE)--November 14, 2002--Commtouch  (Nasdaq:
CTCH - News), a developer of proprietary anti-Spam solutions, today announced results for the third quarter of 2002.

"The quarter end results are in line with our internal expectations, and reflect the company's change in emphasis from email services to our new, patent-pending anti-Spam solution. The cash burn for the quarter, inclusive of more than nominal one-time payments, was approximately $400,000. We are quite pleased that our base cash burn rate remains relatively low, and we expect to maintain a minimal cash burn trend in the fourth quarter of 2002," said Gideon Mantel, CEO of Commtouch.

Revenues for the quarter - attributable to email services - were $0.5 million compared to $1.0 million in the prior quarter and $3.5 million in the comparable quarter last year. Total loss for the quarter was $1.1 million compared to $0.7 million in the prior quarter and $ 27.8 million in the comparable quarter last year. Revenues for the nine months ended September 30, 2002 were $2.8 million compared to $11 million in the comparable period last year. Total loss for the nine months ended September 30, 2002 was $2.7 million compared to $53.5 million in the comparable period last year.

Commtouch continues to be on schedule for the release of its new, proprietary anti-Spam solution. The company expects to begin comprehensive field testing in the fourth quarter, followed by initial commercial deployment in early 2003.

"Media reports and industry analysts indicate that the Spam problem increases daily, causing negative impacts on IT resources, bandwidth and employee productivity at corporations worldwide. Our preliminary discussions with potential enterprise customers suggest a genuine need for automated, real-time solutions that effectively mitigate the impact of Spam. Given the quantifiable financial cost of Spam to the enterprise, potential customers envision a beneficial return-on-investment for effective anti-Spam solutions," Mr. Mantel explained. "Our unique anti-Spam architecture has been reviewed favorably by Internet security experts and potential strategic partners. The basis for our scalable technology was developed during the company's long tenure as a provider of email services to millions of end-users worldwide."

Commtouch has been combating Spam as an email service provider for several years
- developing an established brand name in the process - and is now adapting its proprietary anti-Spam technology for the enterprise market. The technology was developed in response to the inherent limitations of anti-Spam products in the market, which use blocking lists or email message content filters in attempting to combat Spam. As a provider of email services to millions of mailboxes, Commtouch discovered that these products failed to keep pace with the continuous efforts of bulk emailers to circumnavigate simple filters.

The company's anti-Spam algorithms were designed to proactively respond to Spam attacks, while giving enterprise MIS departments the ability to customize their bulk email policies and mitigation procedures. The Commtouch anti-Spam solution also reflects the company's strong commitment to and close integration with Microsoft Exchange(R), the world's most popular mail server platform.

Commtouch continues to initiate discussions on potential alliances with strategic partners, resellers and investors. The company is hopeful of securing commitments to co-market its anti-Spam technology in the near future. "We recognize that in order to fully exploit our proprietary offering and deploy a successful 'go to market' strategy, we will likely need to secure strategic alliances and/or additional financing," added Mr. Mantel.

About Commtouch

Commtouch Software Ltd. is a developer of proprietary anti-Spam solutions. The Company's core technologies reflect its decade of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View, CA. The Company was founded in 1991 and has been publicly traded since 1999 (Nasdaq: CTCH - News). To learn more about Commtouch's solutions visit our web site at http://www.commtouch.com.

Note: Commtouch(R) is a registered trademark of Commtouch Software Ltd. Microsoft Exchange(R) is a trademark of Microsoft Corporation. Other terms and product names in this document may be trademarks of others.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.



--------------------------------------------------------------------------
Contact:
Commtouch
Gary Davis  650-864-2290
gary.davis@commtouch.com

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                                        September 30,  December 31,
                                                                        -------------  ------------
                                                                            2002          2001
                                                                            ----          ----
Assets
Current Assets:
 Cash and cash equivalents ..............................................  $1,301        $2,248
 Trade receivables, net .................................................     173           864
 Prepaid expenses and other accounts receivable .........................     256           700
                                                                           ------        ------
 Total current assets ...................................................   1,730         3,812
                                                                           ------        ------
Long-term lease deposits ................................................      20           261
Equity investment .......................................................      29          --
Severance pay fund ......................................................     254           320
Property and equipment, net .............................................   2,543         5,152
                                                                           ------        ------
                                                                           $4,576        $9,545
                                                                           ------        ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Bank credit line and current maturities of bank loans and capital leases  $ --          $  799
 Accounts payable .......................................................     430         1,374
 Employees and payroll accruals .........................................     209           633
 Deferred revenues ......................................................      52           839
 Accrued expenses and other liabilities .................................     194           774
                                                                           ------        ------
 Total current liabilities ..............................................     885         4,419
                                                                           ------        ------

 Long-term maturities of bank loans and capital leases ..................    --             260
 Other liabilities ......................................................     255           255
 Accrued severance pay ..................................................     284           425
                                                                           ------        ------
                                                                              539           940
                                                                           ------        ------

 Minority interest ......................................................    --             127
                                                                           ------        ------
 Shareholders' equity ...................................................   3,152         4,059
                                                                           ------        ------
                                                                           $4,576        $9,545
                                                                           ======        ======


                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)


                                                                   Three      Three      Nine        Nine
                                                                   Months     Months     Months      Months
                                                                   Ended      Ended      Ended       Ended
                                                                  Sept. 30,  Sept. 30,  Sept. 30,  Sept. 30,
                                                                    2002       2001*      2002       2001*
                                                                  --------   --------   --------   --------
Revenues:
 Email services ................................................  $    525   $  3,495   $  2,801   $ 10,990
Cost of revenues:
 Email services ................................................       153      3,553      1,492     11,782
                                                                  --------   --------   --------   --------
Gross profit/(loss) ............................................       372        (58)     1,309       (792)
                                                                  --------   --------   --------   --------
Operating expenses:
 Research and development, net .................................       621      1,078      1,724      5,831
 Sales and marketing ...........................................       221      2,447        986     11,475
 General and administrative ....................................       379      1,958      1,566     10,100
 Amortization of stock-based employee deferred compensation ....       138        694        414      1,656
 Amortization of goodwill and other purchased intangibles ......      --          890       --       22,690
                                                                  --------   --------   --------   --------
 Total operating expenses ......................................     1,359     25,629      4,690     50,314
                                                                  --------   --------   --------   --------
Operating loss .................................................      (987)   (25,687)    (3,381)   (51,106)
 Interest and other income, net ................................       (48)        89        (24)       925
 Share of equity interest ......................................       (47)      --          (29)      --
 Write-off of impaired investment ..............................         0     (2,000)         0     (2,000)
 Minority interest .............................................         0        137         74        180
                                                                  --------   --------   --------   --------
 Loss from continuing operations ...............................    (1,082)   (27,461)    (3,360)   (52,001)
                                                                  --------   --------   --------   --------
 Gain on disposal of Wingra ....................................      --         --        1,014       --
 Discontinued operations - Wingra ..............................      --         (385)      (335)    (1,502)
                                                                  --------   --------   --------   --------
Gain/(Loss) from sale of discontinued operations ...............      --         (385)       679     (1,502)
                                                                  --------   --------   --------   --------
Net loss.......................................................   $ (1,082)  $(27,846)  $ (2,681)  $(53,503)
                                                                  ========   ========   ========   ========

Basic and diluted net loss per share
  Loss from continuing operations..............................   $  (0.05)  $  (1.59)  $  (0.13)  $  (3.04)
  Gain/(Loss) from sale of discontinued operations .............      --         --                   (0.09)
                                                                  --------   --------   --------   --------
                                                                                                      (0.02)
  Net loss.....................................................   $  (0.05)  $  (1.61)  $  (0.13)  $  (3.13)
                                                                  ========   ========   ========   ========

Weighted average number of shares used in computing
 basic and diluted net loss per share ..........................    22,199     17,322     20,380     17,070
                                                                  ========   ========   ========   ========


* - reclassified to conform with the current quarters classification due to divestiture of Wingra.